August 27, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Ms. Peggy Kim, Esq.

Re:	Lear Corporation
Amendment No. 2 to Schedule TO
File No. 005-43537
Dear Ms. Kim:
     Our firm represents Lear Corporation, a Delaware corporation (the “Company”). We are submitting this letter on behalf of the Company in response to your comment letter dated August 22, 2008 regarding the Transaction Statement on Schedule TO filed by the Company on August 14, 2008, as amended by Amendment No. 1 on August 20, 2008 (the “Schedule TO”). We have addressed your August 22, 2008 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment. Simultaneously with the delivery of this letter, the Company has filed the above-referenced Amendment No. 2 to the Schedule TO (the “Amendment”) and exhibits thereto, including the Supplement to Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 27, 2008, filed as Exhibit (a)(9) to the Amendment (the “Supplement”), with changes responsive to your comment letter.
Schedule TO-I
1.	Please revise to include the information required by Item 1006(c) of Regulation M-A, including any negative responses. See General Instruction E to Schedule TO.

Response:

In response to the Staff’s comment, the Company has revised the Schedule TO, as set forth in Item 6(c) of the Amendment.
Offer to Exchange
2.	Please revise your disclosure, both here and throughout the remainder of your offer materials, to ensure that your offer remains open until at least midnight Eastern Time on

Ms. Peggy Kim, Esq.
Securities and Exchange Commission
August 27, 2008

the twentieth business day subsequent to commencement of the offer. Please refer to Rules 13e-4(a)(3), (a)(4), and (f)(1)(i) of the Exchange Act. At present, it appears that the offer may be open for less than the requisite twenty business days because the offer expires at 11:59 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. See Q&A no. 8 in Release No. 34-16623 (March 5, 1980).
Response:
In response to the Staff’s comment, the Company has revised the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008 (as amended, supplemented or otherwise modified, the “Offer to Exchange”) and the other offer materials to reflect that the offer will remain open until 12:00 Midnight, Eastern Time, on September 11, 2008, as set forth in the Supplement under the heading “Generally – Expiration Date” on page 2.
Forward-Looking Statements, Page 19
3.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Response:

In response to the Staff’s comments, the Company has revised the Offer to Exchange to omit the reference to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). This revised disclosure is set forth in the Supplement under the heading “Offer to Exchange – Risks of Participating in the Offer” beginning on page 3. The Company shall refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Information Regarding Lear, Page 28
4.	The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). Please revise to include all of the information required by Item 1-02(bb)(1) of Regulation S-X, income per common share from continuing operations, and net income per common share. See Item 1010(c) of Regulation M-A. For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Response:

In response to the Staff’s comments, the Company has revised the Offer to Exchange to include the summary financial information required by Item 1010(c) of Regulation M-A. This revised disclosure is set forth in the Supplement under the heading “Offer to Exchange – Terms of the Offer – Information Regarding Lear – Financial Information” beginning on page 4.

Ms. Peggy Kim, Esq.
Securities and Exchange Commission
August 27, 2008

Conditions to the Offer, Page 29
5.	We note that you may determine in your “sole judgment” whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

Response:

In response to the Staff’s comments, the Company has revised the Offer to Exchange to provide that the Company shall use a standard of reasonableness with respect to its determination of whether certain offer conditions have occurred or are satisfied and other matters. This revised disclosure is set forth in the Supplement under the heading “Offer to Exchange – Generally – Determinations by Lear” on page 3.

6.	Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response:

The Company acknowledges that its determination with respect to a matter may be challenged in a court of competent jurisdiction, and any non-appealable determination by any such court will be final and binding upon all persons. In response to the Staff’s comments, the Company has revised the Offer to Exchange to provide that any determination that the Company makes concerning the events, terms and conditions described in the Offer to Exchange may be challenged in a court of competent jurisdiction and that any non-appealable determination by a court of competent jurisdiction will be final and binding on all parties. This revised disclosure is set forth in the Supplement under the headings “Generally – Final and Binding Determination” and “Offer to Exchange – Terms of the Offer – Conditions to the Offer” on pages 2 and 5, respectively.

Extension of the Offer; Termination; Amendment, Page 32
7.	The first sentence in this section indicates Lear reserves the right to terminate the tender offer. This right, as presently described, may be exercised independent of whether or not any of the offer conditions have been triggered. Please revise this section to remove the implication that Lear is making an illusory offer by amending the disclosure to indicate, if true, that the offer may only be terminated by Lear pursuant to the offer conditions.

Response:

In response to the Staff’s comments, the Company has revised the Offer to Exchange to clarify that Lear may terminate the offer only pursuant to the conditions described in the Offer to Exchange under the heading “Terms of the Offer – Conditions to the Offer.” This revised

Ms. Peggy Kim, Esq.
Securities and Exchange Commission
August 27, 2008

disclosure is set forth in the Supplement under the headings “Offer to Exchange – Summary Term Sheet” and “Offer to Exchange – Terms of the Offer – Extension of the Offer; Termination; Amendment” beginning on pages 3 and 5, respectively.

Exhibit (a)(3)
8.	We note that in paragraph (10) you require that security holders acknowledge that they have read all of the terms of the offer to exchange. Please revise to omit the term “read” from this paragraph and paragraph (6) in exhibit (a)(4).

Response:

In response to the Staff’s comments, the Company has revised the Acceptance Letter, filed as Exhibit (a)(3) to the Schedule TO (the “Acceptance Letter”), and the Withdrawal Letter, filed as Exhibit (a)(4) to the Schedule TO (the “Withdrawal Letter”), to omit the term “read” from Paragraphs 10 and 6, respectively. The amendment to the Acceptance Letter is set forth in the Supplement under the heading “Acceptance Letter” on page 6, and the amendment to the Withdrawal Letter is set forth in the Supplement under the heading “Withdrawal Letter” on page 6. Additionally, the revised forms of the Acceptance Letter and Withdrawal Letter are attached to the Supplement as Annexes A and B, respectively, and filed as Exhibits (a)(3) and (a)(4), respectively, to the Amendment.

             If you should have any questions or comments about any of the items responded to in this letter or in the Company’s Amendment No. 2 to Schedule TO or the Supplement, please call me at (312) 558-5600.
Sincerely,
/s/ Bruce A. Toth
Bruce A. Toth
cc: Terrence B. Larkin

[LEAR LETTERHEAD]
August 27, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Ms. Peggy Kim, Esq.

Re:	Lear Corporation
Amendment No. 2 to Schedule TO
File No. 005-43537
          In connection with responding to comments from the Securities and Exchange Commission (the “Commission”), Lear Corporation (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Yours truly, LEAR CORPORATION
By:	/s/ Terrence B. Larkin
	Name:	Terrence B. Larkin
Its: Senior Vice President, General Counsel and Corporate Secretary